[redacted]



SECU SION

VF MAR 2 9 2005

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53557 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northtown Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Armour Road, Suite 210
(No. and Street)

North Kansas City, (City) Missouri (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Kingsbury 816-221-8002
(Area Code – Telephone Number)



## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Parkway, (Address) Leawood, (City) KS (State) 66211 (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Jessica Kingsbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northtown Trading, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

Signature

Controller

Title

2.28.05

Notary Public

DIXIE L. LINKEY
Notary Public - Notary Seal
STATE OF MISSOURI
Platte County
My Commission Expires Feb. 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

11440 Tomahawk Creek Parkway
Leawood, Kansas 66211
913-234-1900 ph
913-234-1100 fx
www.mhm-pc.com

# INDEPENDENT AUDITORS' REPORT

The Member

**Northtown Trading, L.L.C.**

We have audited the accompanying statement of financial condition of Northtown Trading, L.L.C. (the Company) as of December 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northtown Trading, L.L.C. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Leawood, Kansas
February 7, 2005

Mayer Hoffman McCann P.C.

**Northtown Trading, L.L.C.**

**Statement of Financial Condition**

December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ | 2,476,481 |
| Receivables from brokers, dealers, and clearing organizations | | 5,963,438 |
| Interest receivable | | 23,750 |
| Short-term investments, at fair value | | 1,993,700 |
| Prepaids | | 550 |
| Total current assets | | 10,457,919 |
| Long-term investments, at fair value | | 2,970,000 |
| Other assets | | 13,000 |
| Total assets | $ | 13,440,919 |
| **Liabilities and member's capital** | | |
| Current liabilities: | | |
| Payable to member | $ | 55,574 |
| Accounts payable, accrued expenses, and other liabilities | | 85,756 |
| | | 141,330 |
| Member's capital | | 13,299,589 |
| Total liabilities and member's capital | $ | 13,440,919 |

See Notes to Financial Statements

## (1) Summary of Significant Accounting Policies

### Organization

Northtown Trading, LLC (the Company) was formed as a limited liability company in the State of Delaware and is registered as a foreign corporation in the State of Missouri. The Company is a wholly owned subsidiary of Tradebot Systems, Inc. (the Member). The Company is a registered broker/dealer with the Securities and Exchange Commission (the Commission) and is a member of the Pacific Stock Exchange and the National Stock Exchange.

The Company clears its securities transactions on a fully disclosed basis through Wedbush Morgan Securities and PAX Clearing Corporation (the Clearing Brokers).

### Revenue Recognition

Trading profits are recorded on a trade-date basis, with all securities transactions clearing on fully disclosed basis through other broker-dealers.

### Exchange Rebates and Income

Rebates and income from exchanges are the result of high volumes of trading executed by the Company. These rebates are recorded on the accrual basis when earned by the Company.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market accounts, and available funds held by brokers with original maturities of three months or less.

### Investments

Investments have been classified according to management's intent. Management intends to hold these investments until maturity. These investments consist of securities of the U.S. government and federal agencies. As of December 31, 2004, the amortized cost of these securities approximated fair value.

### Receivables From Brokers, Dealers, and Clearing Organizations

Included in receivables from brokers, dealers, and clearing organizations are margin deposits and rebates and income earned from exchanges.

At December 31, 2004, all margin deposits and rebates and income from exchanges are receivable from the Clearing Brokers and exchanges. Any losses related to uninsured balances held by the clearing brokers could have a material adverse effect on the Company's financial statements.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(1) Summary of Significant Accounting Policies (continued)

**Income Taxes**

The company's income for federal tax purposes is reported with that of its Member. All earnings of the Company are taxable to the Member and therefore, no provisions for federal and state income taxes are required.

(2) Net Capital Requirements and Other Regulatory Matters

The Company is subject to the Uniform Net Capital requirements of the Commission under rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital, as defined of $12,366,457, which was $11,866,457 in excess of the amount required to be maintained at that date.

Under the clearing arrangements with the clearing brokers, the Company is required to maintain certain levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

(3) Related Party Transactions

The Company has a management agreement with the Member, whereby 100% of actual salaries, bonuses, fringe benefits, payroll taxes and other payroll-related expenses paid by the Member, are reimbursed to the Member. These payments are reflected as management fees in the accompanying statement of income. Also included in management fees is $270,000 per month for equipment, software, and administrative charges paid to the Member.